EXHIBIT 7.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of this statement on Schedule 13D, and all future amendments thereto, with respect to the shares of common stock of Unitrin, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 17, 2007		Singleton Group LLC, a Delaware limited liability company

	By:	/s/ Donald E. Rugg
Donald E. Rugg, Manager

/s/ Christina Singleton Mednick
Christina Singleton Mednick

/s/ William W. Singleton
William W. Singleton

/s/ Donald E. Rugg
Donald E. Rugg